Delisting Determination, The Nasdaq Stock Market, LLC, May 12, 2008, W Holding Company, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the preferred stock of W Holding Company, Inc. (the Company), effective at the open of business on May 22, 2008. Based on a review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Marketplace Rule 4310(c)(14). The Company was notified of the Staffs determination on August 15, 2007. The Company requested a review of the Staffs determination before the Hearings Panel.
Upon review of the information provided by the Company, the Panel exercised its discretionary authority to continue the Companys listing, conditioned upon the Company demonstrating compliance with Marketplace Rule 4310(c)(14) by December 31, 2007. The Panel notified the Company of this decision on November 12, 2007, and informed the Company that failure to regain compliance by December 31, 2007 would result in delisting. On January 2, 2008, the Panel notified the Company that it was exercising its discretionary authority to modify its decision and continue the Companys listing until February 11, 2008. On February 8, 2008, the Nasdaq Listing and
Hearing Review Council (the Council) called the Panel decision for review and stayed any decision to delist the Companys securities. On February 12, 2008, the Panel issued a decision to delist the Companys securities, but stayed suspension of trading pursuant to the Councils stay. On April 28, 2008, the Company was notified that the Council had withdrawn its call for review of the Panel decision and lifted the stay of delisting. Staffs determination to delist the Companys securities became final on April 28, 2008 and the Companys securities were suspended from trading on the Exchange at the open of business on April 30, 2008.